EXHIBIT 1

TONTINE ASSOCIATES, L.L.C.

55 Railroad Avenue, Third Floor, Greenwich, CT 06830, (203) 769-2000

FAX: (203) 769-2010

CONFIDENTIAL

October 11, 2005

Mr. Ian J. McCarthy

President and Chief Executive Officer

Beazer Homes USA, Inc.

1000 Abernathy Road

Suite 1200

Atlanta, GA 30328

Dear Ian:

As you are aware, Tontine Partners, L.P. and its related affiliates have been active investors in both the home building industry and Beazer Homes USA, Inc. (“Beazer” or the “Company”) for a number of years.  As a result of such investment interests, we have had the benefit of observing the dramatic growth and development of the industry and its participants, particularly over the past six years, a period in which the publicly traded home builders have experienced unprecedented geographic reach and earnings expansion.  Given the above perspectives, we believe that such significant growth, both in terms of operational scale and financial metrics, necessitates the continual evaluation of the optimal allocation of capital between internal growth initiatives and return of investment to a company’s shareholders.  In other words, we strongly believe that industry participants, including Beazer, are increasingly finding themselves in a position of generating earnings and cash flow meaningfully in excess of the amount of capital they can prudently reinvest in operations.  Furthermore, based on current market conditions, the notion that it is cheaper to “buy land on Wall Street” then it is to “buy land on Main Street” has never been more clear.

In light of the above, as we evaluate our investment in Beazer, it has become very evident to us that immediate steps need to be taken to address this notion of optimizing the allocation of the Company’s growing capital base to include a significant share repurchase program (above the nominal share buyback initiative the Company currently has in effect).  Furthermore, given the Company’s current valuation relative to its peers and the market in general, we believe such a repurchase program would be an important first step toward closing this growing “valuation gap.”

As one of Beazer’s largest shareholders, we have exhibited a great deal of patience with and support for management over the period of our investment in the Company.  We have, however, reached the conclusion that the time has come to express our views in a more formal manner, of which this letter represents the initial step in such process.

We would be happy to discuss our perspectives with you at any point and, to that end, we request a meeting with you and your management team within the next ten days to discuss the contents of this letter in more detail.

Please be aware that due to our desire to engage in a more active dialogue with Beazer management on issues related to shareholder value maximization, concurrently with this letter, we will be filing a Schedule 13D with the Securities and Exchange Commission.

We will wait to hear back from you and, based on such conversation, determine what our most appropriate next steps should be.

Thank you again for your time and I look forward to hearing from you shortly.

Sincerely,

/s/ Jeffrey L. Gendell

Jeffrey L. Gendell
General Partner